Seward & Kissel LLP
                               1200 G Street, N.W.
                             Washington, D.C. 20005
                            Telephone: (202) 737-8833
                            Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                January 26, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange
Commission 100 F Street, N.E.
Washington, D.C. 20549

      Re:   AllianceBernstein Bond Fund, Inc. - AllianceBernstein
            Intermediate Bond Portfolio
            Post-Effective Amendment No. 91
            File Nos. 2-48227 and 811-2383

Dear Ms. Stirling:

     This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Bond Fund, Inc. on behalf of its series, AllianceBernstein Intermediate Bond Portfolio (the "Fund"), as provided orally to Young Seo of this office on December 23, 2009. The Staff's comments and our responses are discussed below.

Comment 1:     Fees and Expenses of the Fund: The caption, "Net Expenses," in the Annual Fund Operating Expenses table should state "Total
               Annual Fund Operating Expenses After Waiver and/or Expense
               Reimbursement.

Response:      We have revised the disclosure in response to this comment.

Comment 2:     Fees and Expenses of the Fund: The Staff suggests that the first two footnotes for the Shareholder Fees table regarding Class B shares and Class C shares be combined.

Response:      We have not revised the disclosure in response to this comment.

Comment 3:     Fees and Expenses of the Fund: Footnote (a) to the Annual Fund
               Operating Expenses table should include a description of who can terminate the fee waiver arrangement and under what circumstances.

Response:      We have revised the disclosure in response to this comment.

Comment 4:     Fees and Expenses of the Fund: Footnote (b) to the Examples table should be deleted because it is not required by Form N-1A, although it could be briefly incorporated into the introductory paragraph.

Response:      We have revised the disclosure in response to this comment.

Comment 5:     Principal Strategies: The third sentence of the first paragraph states that "[t]he Fund expects to invest in fixed-income securities with a dollar-weighted average maturity of generally between three to ten years and an average duration of three to six years." The word "generally" should be deleted because it would allow too much latitude.

Response:      We have revised the disclosure in response to this comment.

Comment 6:     Principal Strategies: The Principal Strategies section should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:      We have revised the disclosure in response to this comment.

Comment 7:     Principal Risks: Given that the Fund may invest up to 25% of its net assets in below investment grade bonds, the last sentence of Credit Risk disclosure, "[i]nvestments in fixed-income securities with lower ratings tend to have a higher probability that an issuer will default or fail to meet its payment obligations", should be broken out and a separate risk disclosure regarding junk bonds should be included.

Response:      We have revised the disclosure in response to this comment.

                                    * * *

     We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                          Sincerely,

                                          /s/ Young Seo
                                          -------------
                                          Young Seo




cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.



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